THE DEVRY INC.
NONQUALIFIED DEFERRED COMPENSATION PLAN

REPORT ON AUDITED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

THE DEVRY INC.
NONQUALIFIED DEFERRED COMPENSATION PLAN

TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm	3

Financial Statements:

Statements of Financial Position	4

Statements of Changes in Plan Equity	5

Notes to Financial Statements	6 – 10

Consent of Independent Registered Public Accounting Firm	11

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit and Finance Committee
The DeVry Inc. Nonqualified Deferred Compensation Plan

We have audited the accompanying statements of financial position of The DeVry Inc. Nonqualified Deferred Compensation Plan as of December 31, 2012 and 2011, and the related statements of changes in plan equity for the years ended December 31, 2012, 2011, and 2010.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The DeVry Inc. Nonqualified Deferred Compensation Plan as of December 31, 2012 and 2011, and the changes in plan equity for the years ended December 31, 2012, 2011, and 2010, in conformity with U.S. generally accepted accounting principles.

/s/ McGladrey LLP
Schaumburg, IL
March 26, 2013

THE DEVRY INC.
NONQUALIFIED DEFERRED COMPENSATION PLAN

STATEMENTS OF FINANCIAL POSITION

DECEMBER 31, 2012 AND 2011

	2012	2011
Assets:
Receivable from DeVry Inc.	$15,066,554	$11,958,184

Plan Equity:
Plan equity	$15,066,554	$11,958,184

The accompanying notes are an integral part of these financial statements.

THE DEVRY INC.
NONQUALIFIED DEFERRED COMPENSATION PLAN

STATEMENTS OF CHANGES IN PLAN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

	Year Ended December 31,
	2012	2011	2010
Increases (Decreases) in Plan Equity Attributed to:
Investment income from interest and dividends of notional
investments	$411,819	$264,507	$266,650
Net appreciation (depreciation) in fair value of notional
investments	1,069,675	(328,193)	612,451
Net notional investment income (losses)	1,481,494	(63,686)	879,101
Participant deferrals to notional investments	1,811,045	1,826,475	1,723,291
DeVry allocations to notional investments	281,854	300,282	224,770
Transfers in	-	395,602	-
Participant distributions from notional investments	(466,023)	(518,288)	(495,999)
Net Increase in Plan Equity	3,108,370	1,940,385	2,331,164
Plan Equity at Beginning of Year	$11,958,184	$10,017,799	7,686,635
Plan Equity at End of Year	$15,066,554	$11,958,184	$10,017,799

The accompanying notes are an integral part of these financial statements.

THE DEVRY INC.
NONQUALIFIED DEFERRED COMPENSATION PLAN

NOTES TO FINANCIAL STATEMENTS

1.	Plan Description

The following description of The DeVry Inc. Nonqualified Deferred Compensation Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan became effective September 1, 1999 and was last amended and restated effective January 1, 2012.  Generally, the purpose of the Plan is to permit a select group of employees of DeVry Inc. and its subsidiaries (“DeVry”) and DeVry’s Board of Directors to defer the receipt of compensation or board fees for personal income tax purposes that would otherwise be payable to them.  It is intended that the Plan, by providing this deferral opportunity, will assist DeVry in retaining and attracting individuals of exceptional ability by providing them with this benefit.  Participation in the plan is voluntary, however, in the event that an eligible participant of the Plan is eligible for Success Sharing contributions in excess of the Internal Revenue Service (IRS) compensation limit and is not actively participating within the Plan, he/she would automatically be enrolled in the Plan and receive contributions in the amount of the excess Success Sharing contributions.

The Plan is not qualified under Section 401(a) of the Internal Revenue Code, and is generally not subject to the Employee Retirement Income Security Act of 1974.

The Plan is administered by the Compensation Committee of the Board of Directors of DeVry.

On December 1, 2011, the Plan equity of the Dominica Management, Inc. Voluntary Deferred Compensation Plan was merged into the Plan.  Plan equity of $395,602 was transferred to the Plan on December 1, 2011 related to the merger.

Participation Eligibility and Deferrals

Plan participation is limited to DeVry’s Board of Directors and those key employees of DeVry who are designated by the Chief Executive Officer or the Chief Operating Officer as approved by the Compensation Committee of DeVry’s Board of Directors.  The Plan permits the deferral of up to 50% of a participant’s salary, and up to 100% of a participant’s bonus or Board of Director’s fee. Participant deferrals are credited to a book account and are deemed invested in notional valuation funds selected by the participant from the investment options offered in the Plan.  The notional investment funds available under the Plan are merely devices used to calculate gains and losses on the amounts deferred by Plan participants.  No participant has any rights or interests in any particular funds, securities or property of DeVry or the Trust described below, or in any investment vehicle in which deferrals are deemed to be invested, by virtue of any investment election.  Investment gains and losses are credited or charged to a participant’s notional account based on earnings or losses in the selected valuation funds.

Effective September 17, 2010, DeVry Inc. Common Stock was offered as an additional investment option under the Plan.  This notional investment fund tracks the performance of DeVry Inc. Common Stock.

A participant may allocate his/her deferrals into a Retirement Account and/or up to two In-Service Accounts.  A Retirement Account is used to defer current compensation until the participant’s retirement from DeVry.  Participants may elect to receive Retirement Distributions in a lump sum payment or annual installments for a period up to fifteen years.  Payments commence as soon as possible after the January (or six months, if later) following the date of the participant’s retirement, and any installment payments are made on or about the anniversary of the initial payment.  In-Service Accounts are used to defer current compensation for at least a two-year period after the first year that a participant elects to defer compensation into an In-Service Account.  A participant may elect to receive In-Service Account distributions in a lump-sum or up to ten annual installments.  Effective January 1, 2012, each year a new subaccount is established and different distribution elections may be made each year.

Participant deferrals are made by payroll deductions and are determined each pay period by multiplying the participant’s selected deferral rate then in effect by his/her eligible salary and/or bonus for such period.  The participant’s account is credited with an amount equal to the payroll deduction as soon as practical after the date such amount otherwise would have been paid to the participant in cash.

A participant can designate and change on a daily basis the proportions in which his/her ongoing notional account balances are allocated among the Plan’s active investment funds. The minimum allocation to each fund is 1%.  However, investments in the DeVry Inc. Common Stock Fund may be made only with current period deferrals. Prior account balances may not be allocated to this fund. Effective January 1, 2012, current period deferrals in the DeVry Inc. Common Stock Fund are limited to 25%.

Employer Allocations to Participants

For each year during which a participant has made the maximum elective contributions under the DeVry Inc. Success Sharing Retirement Plan (“401(k) Plan”), DeVry will credit that participant’s account an amount equal to the 401(k) Plan match of 2% and any discretionary contribution, which were not made due to Section 401(a) (17) of the Internal Revenue Code compensation limits, as indexed ($250,000 in 2012).  In order to qualify for these employer allocations, the participant must defer a minimum of 2% of his/her total compensation to the Plan and must elect to make the maximum contribution permitted in DeVry’s 401(k) Plan.  DeVry may also credit a participant’s account for contributions provided under employment agreements.  Effective January 1, 2012, the maximum deferral percentage and the related employer match increased from 2% to 4%, and participants can receive discretionary contributions even if they are not making elective contributions.

Vesting

Participants are fully vested in their deferrals, DeVry employer allocations, and related notional investment earnings and losses at all times.  Effective January 1, 2012 participants vest in employer discretionary contributions credited to their account on and after July 1, 2012 on a five year vesting schedule of 20% per year.

Distributions

Amounts credited to a participant’s account will be payable upon the earlier of a Specified Date, as defined below, or the participant’s separation from service.  Separation from service means a participant’s termination of employment or services as a Board of Director with DeVry, including the retirement or death of a participant.  The Specified Date is defined as the date the participant elected to receive distributions from the In-Service Accounts.  Distribution elections once made are fixed.  Only limited changes in such elections are permitted under Section 409A of the Internal Revenue Code.

Hardship withdrawals are available according to provisions of the Plan if approved by the Plan Administrator, but are limited to the value of the participant's contributions and the participant's immediate financial need. In addition, participants are limited to one hardship withdrawal per year.  Participants who receive a hardship withdrawal are prohibited from making contributions to the Plan for twelve months.

Distributions to participants are payable in cash.

  Forfeitures

Any portion of a participant’s notional account balance in which the participant is not vested upon termination of employment constitutes forfeiture.  Forfeitures are used to reduce the Plan receivable from DeVry Inc.  There were no forfeitures during the plan years ended December 31, 2012 and 2011.

Trust

The Plan is an unfunded plan.  The obligation to make benefit payments under the Plan is solely the obligation of DeVry.  However, DeVry may establish one or more trusts to assist in the payment of benefits.  DeVry has established a Grantor (Rabbi) Trust (the “Trust”) for the Plan, in which Wells Fargo serves as the trustee.  The Trust shall be governed by and subject to the terms of a trust agreement entered into between DeVry, as grantor, and the trustee.  Although DeVry maintains the Trust to accumulate certain assets to assist DeVry in meeting its obligations under the Plan, the Plan has no investments of its own.  The sole asset of the Plan is a receivable from DeVry in an amount equal to the value of all participants’ accounts.  Plan participants are considered to be unsecured creditors, with no secured or preferential rights to any assets of DeVry.  Assets held by the Trust are available to DeVry’s general creditors in the event of insolvency of DeVry.

2.	Summary of Significant Accounting Policies Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Receivable from DeVry

The Plan is unfunded with benefits paid solely out of the general assets of DeVry.  The Plan records a receivable from DeVry equal to the sum of all participants’ account balances.

Valuation of Assets and Income Recognition

Notional investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Purchases and sales of securities within the notional accounts are recorded on a trade-date basis. The Plan presents in the Statements of Changes in Plan Equity the net appreciation (depreciation) in the fair value of its notional investments which consists of the related gains (losses) and the unrealized appreciation (depreciation) on those investments.  Dividends of the notional investments are recorded on the ex-dividend date.  Interest income of the notional investments is recorded on the accrual basis.

Administrative Expenses of the Plan

All administrative expenses of the Plan are paid by DeVry.

Reclassification

Amounts previously shown have been reclassified to conform to the current year presentation.

Subsequent Events

The Plan administrator monitors significant events occurring after the balance sheet date and prior to the issuance of the financial statements to determine the impacts, if any, of events on the financial statements to be issued.  All subsequent events of which the Plan administrator was aware were evaluated through the date that these financial statements were issued.

3.	Income Tax Status

The Plan is established as an unfunded deferred compensation plan under the Internal Revenue Code and is not subject to federal income tax.  A participant will not incur federal income tax liability when the compensation is deferred pursuant to the Plan or when investment gains and losses are credited or charged to a participant’s account.  Rather, a participant will incur federal income tax liability for such contributions and related investment income only when distributions are made to a participant.

The Plan is not qualified under Section 401(a) of the Internal Revenue Code and is generally not subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

4.	Plan Termination

DeVry’s Board of Directors may, in its sole discretion, terminate the entire Plan, or terminate a portion of the Plan that is identified as an elective account balance plan as defined in Section 409A of the Internal Revenue Code.  Following termination of the Plan, no additional deferrals may be made, but all existing participant accounts will continue to be administered in accordance with the Plan, unless DeVry elects to accelerate distribution of all Plan accounts in accordance with Section 409A of the Internal Revenue Code.

5.	Investment Risk

The amount of the Plan’s receivable from DeVry is based in part on the performance of the notional investment options including DeVry Common Stock, a number of mutual funds, and an insurance contract.   The performance of these notional investment options are exposed to risks such as changes in interest rates, fluctuations in market conditions and credit risk. The level of risk associated with certain investment securities and uncertainty related to changes in value of these securities could materially affect participant account balances and amounts reported in the financial statements and accompanying notes.

6.	Related-Parties and Party-in-Interest Transactions

At December 31, 2012, the Plan’s notional investment in DeVry Inc. Common Stock was 3638.4 shares valued at $86,340.  At December 31, 2011, the Plan’s notional investment in DeVry Inc. Common Stock was 2024.5 shares valued at $77,861.